Exhibit 99.1

XPeng Reports Second Quarter 2021 Unaudited Financial Results

•	Quarterly vehicle deliveries reached 17,398, a 439% increase year-over-year

•	Quarterly total revenues reached RMB3,761.3 million, a 536.7% increase year-over-year

•	Quarterly gross margin reached 11.9%

GUANGZHOU, China, August 26, 2021 (BUSINESS WIRE) — XPeng Inc. (“XPeng” or the “Company”, NYSE: XPEV and HKEX: 9868), a leading Chinese smart electric vehicle (“Smart EV”) company, today announced its unaudited financial results for the three months ended June 30, 2021.

Operational and Financial Highlights for the Three Months Ended June 30, 2021

•

Deliveries of vehicles were 17,398 in the second quarter of 2021, reaching a record quarterly high, and representing an increase of 439% from 3,228 in the corresponding period of 2020 and an increase of 30.4% from 13,340 in the first quarter of 2021.

•	Deliveries of the P7[1] were 11,522 in the second quarter of 2021, reaching a record quarterly high and representing an increase of 44.5% from 7,974 in the first quarter of 2021.

•	Among the total P7s delivered in the second quarter of 2021, 97% can support XPILOT 2.5 or XPILOT 3.0.

•	As of June 30, 2021, XPeng’s physical sales and service network consisted of a total of 200 stores and 64 service centers, covering 74 cities.

•	As of June 30, 2021, XPeng-branded super charging stations expanded to 231, covering 65 cities.

•

Total revenues were RMB3,761.3 million (US$582.5 million) for the second quarter of 2021, representing an increase of 536.7% from RMB590.8 million for the same period of 2020 and an increase of 27.5% from RMB2,950.9 million for the first quarter of 2021.

•

Revenues from vehicle sales were RMB3,584.4 million (US$555.1 million) for the second quarter of 2021, representing an increase of 562.4% from RMB541.1 million for the same period of 2020, and an increase of 27.5% from RMB2,810.3 million for the first quarter of 2021.

•	Gross margin was 11.9% for the second quarter of 2021, compared with negative 2.7% for the same period of 2020 and 11.2% for the first quarter of 2021.

•

Vehicle margin, which is gross profit of vehicle sales as a percentage of revenues from vehicle sales, was 11.0% for the second quarter of 2021, compared with negative 5.6% for the same period of 2020 and 10.1% for the first quarter of 2021.

•

Net loss was RMB1,194.6 million (US$185.0 million) for the second quarter of 2021, compared with RMB146.0 million for the same period of 2020 and RMB786.6 million for the first quarter of 2021. Excluding share-based compensation expenses and fair value change on derivative liabilities related to the redemption right of preferred shares, non-GAAP net loss was RMB1,096.4 million (US$169.8 million) in the second quarter of 2021, compared with RMB769.5 million for the same period of 2020 and RMB696.3 million for the first quarter of 2021.

[1]	XPeng started mass delivery of the P7 in late June 2020.

•

Net loss attributable to ordinary shareholders of XPeng was RMB1,194.6 million (US$185.0 million) for the second quarter of 2021, compared with RMB1,141.5 million for the same period of 2020 and RMB786.6 million in the first quarter of 2021. Excluding share-based compensation expenses, fair value change on derivative liabilities related to the redemption right of preferred shares and accretion on preferred shares to redemption value, non-GAAP net loss attributable to ordinary shareholders of XPeng was RMB1,096.4 million (US$169.8 million) for the second quarter of 2021, compared with RMB769.5 million for the same period of 2020 and RMB696.3 million for the first quarter of 2021.

•

Basic and diluted net loss per American depositary share (ADS) were both RMB1.50 (US$0.23) for the second quarter of 2021. Non-GAAP basic and diluted net loss per ADS were both RMB1.38 (US$0.21) for the second quarter of 2021. Each ADS represents two Class A ordinary shares.

•	Cash and cash equivalents, restricted cash, short-term deposits, short-term investments and long-term deposits were RMB32,871.2 million (US$5,091.1 million) as of June 30, 2021.

“We delivered another record-breaking quarter with new highs recorded in several key metrics, underscoring an accelerated growth trajectory powered by our full-stack in-house technology capability,” said Mr. He Xiaopeng, Chairman and CEO of XPeng. “Notably, deliveries for the first half of 2021 exceeded the total deliveries for the full year 2020, reaching 30,738, a 459% increase year-over-year.”

“As EV adoption in China and around the world begins to soar, we are excited to lead in this unprecedented disruption opportunity with our outstanding vehicles and fast, seamless iterations of new technologies that are shaping the mobility experience of the future,” Mr. He added.

“Our outstanding second quarter 2021 results reflect XPeng’s leadership in China’s booming Smart EV industry where we continue to introduce innovative technology, differentiated products and premium services,” said Dr. Hongdi Brian Gu, Honorary Vice Chairman and President of XPeng. “Fueled by strong delivery performance, our second quarter 2021 revenues grew 536.7% compared with the same period of 2020. We also witnessed further improvement in our profitability. In particular, our gross margin continued its upward trend and reached 11.9% in the quarter,” Dr. Gu concluded.

Recent Developments

Dual-primary Listing in Hong Kong

On July 7, 2021 (the “Listing Date”), XPeng successfully listed its Class A ordinary shares on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) (the “Listing”). The Company issued a total of 97,083,300 Class A ordinary shares in the global offering. Net proceeds from the global offering, after deducting underwriting fees and commissions were approximately HK$15,823 million, which will be used in accordance with the use of proceeds as disclosed in the prospectus of the Company published on the website of the Hong Kong Stock Exchange on June 25, 2021 (the “Prospectus”). Since the Listing Date and as at the date of this announcement, the Company has not utilized any net proceeds from the Listing.

Deliveries in July 2021

Total Smart EV deliveries of XPeng reached 8,040 in July 2021, representing a 228% increase year-over-year. The July deliveries consisted of 6,054 P7s, XPeng’s smart sports sedan, and 1,986 G3s, XPeng’s compact smart sport utility vehicle (“SUV”). As of July 31, 2021, year-to-date deliveries reached 38,778, representing a 388% increase year-over-year.

Launch of G3i

In July 2021, the Company launched the G3i SUV, the new mid-cycle facelift version of the G3, with deliveries expected to start in September this year. Incorporating the P7’s proven family design language, coupled with a brand-new look, the G3i is equipped with an intelligent in-car operating system and a powerful advanced driver-assistance system.

The Pre-sales for P5

In July 2021, XPeng commenced pre-sales for its third mass-produced model, the P5, XPeng’s smart family sedan, the world’s first mass-produced light detection and ranging (LIDAR) equipped Smart EV. The P5 will officially be launched in China in September 2021 with deliveries starting in the fourth quarter of 2021. The P5 will be equipped with advanced driver-assistance system features powered by XPeng’s full-stack in-house developed XPILOT 3.5 advanced driver-assistance system, which extended the Navigation Guided Pilot (NGP) function for highways and expressways to include major urban roads, traffic intersections and other complex city driving scenarios.

Release of Valet Parking Assist (VPA)

In June 2021, XPeng rolled out Valet Parking Assist, one of the most advanced automated parking function in the Chinese market, which memorizes locations and layouts of frequently used parking spots and enables advanced driver-assistance system for such parking lots.

Unaudited Financial Results For the Three Months Ended June 30, 2021

Total revenues were RMB3,761.3 million (US$582.5 million) for the second quarter of 2021, representing an increase of 536.7% from RMB590.8 million for the same period of 2020 and an increase of 27.5% from RMB2,950.9 million for the first quarter of 2021.

Revenues from vehicle sales were RMB3,584.4 million (US$555.1 million) for the second quarter of 2021, representing an increase of 562.4% from RMB541.1 million for the same period of 2020 and an increase of 27.5% from RMB2,810.3 million for the first quarter of 2021. The year-over-year increase was mainly due to higher vehicle delivery especially for the P7, which started at the end of June 2020. The quarter-over-quarter increase was also attributable to the higher P7 sales as a result of seasonality, channel expansion and brand equity improvement.

Revenues from services and others were RMB176.9 million (US$27.4 million) for the second quarter of 2021, representing an increase of 256.2% from RMB49.7 million for the same period of 2020 and an increase of 25.8% from RMB140.6 million for the first quarter of 2021. The year-over-year and the quarter-over-quarter increases were mainly attributed to more income from service, parts and accessory sales in line with higher accumulated vehicle sales.

Cost of sales was RMB3,312.7 million (US$513.1 million) for the second quarter of 2021, representing an increase of 445.7% from RMB607.0 million for the same period of 2020 and an increase of 26.4% from RMB2,621.1 million for the first quarter of 2021. The year-over-year and the quarter-over-quarter increases were mainly due to the increase of vehicle deliveries as described above.

Gross margin was 11.9% for the second quarter of 2021, compared with negative 2.7% and 11.2% for the second quarter of 2020 and the first quarter of 2021, respectively.

Vehicle margin was 11.0% for the second quarter of 2021, compared with negative 5.6% for the same period of 2020 and 10.1% for the first quarter of 2021. The improvement was primarily attributable to better product mix and material cost reduction.

Research and development expenses were RMB863.5 million (US$133.7 million) for the second quarter of 2021, representing an increase of 170.0% from RMB319.8 million for the same period of 2020 and an increase of 61.4% from RMB535.1 million for the first quarter of 2021. The year-over-year and the quarter-over-quarter increases were mainly due to (i) the increase in employee compensation as a result of expanded research and development staff, and (ii) higher expenses relating to the development of vehicles and related software technologies.

Selling, general and administrative expenses were RMB1,030.8 million (US$159.6 million) for the second quarter of 2021, representing an increase of 116.0% from RMB477.1 million for the same period of 2020 and an increase of 43.0% from RMB720.8 million for the first quarter of 2021. The year-over-year and the quarter-over-quarter increases were mainly due to (i) higher marketing, promotional and advertising expenses to support vehicle sales, and (ii) the expansion of our sales network and associated personnel cost, and commission for franchised store sales.

Loss from operations was RMB1,443.2 million (US$223.5 million) for the second quarter of 2021, compared with RMB779.1 million for the same period of 2020 and RMB903.9 million for the first quarter of 2021. The higher year-over-year and quarter-over-quarter losses were mainly attributable to higher operating expenses as described above.

Non-GAAP loss from operations, which excludes share-based compensation expenses, was RMB1,345.0 million (US$208.3 million) for the second quarter of 2021, compared with RMB779.1 million for the same period of 2020 and RMB813.7 million for the first quarter of 2021.

Net loss was RMB1,194.6 million (US$185.0 million) for the second quarter of 2021, compared with RMB146.0 million for the same period of 2020 and RMB786.6 million for the first quarter of 2021.

Non-GAAP net loss, which excludes share-based compensation expenses and fair value change on derivative liabilities related to the redemption right of preferred shares, was RMB1,096.4 million (US$169.8 million) for the second quarter of 2021, compared with RMB769.5 million for the same period of 2020 and RMB696.3 million for the first quarter of 2021.

Net loss attributable to ordinary shareholders of XPeng was RMB1,194.6 million (US$185.0 million) for the second quarter of 2021, compared with RMB1,141.5 million for the same period of 2020 and RMB786.6 million for the first quarter of 2021.

Non-GAAP net loss attributable to ordinary shareholders of XPeng, which excludes share- based compensation expenses, fair value change on derivative liabilities related to the redemption right of preferred shares and accretion on preferred shares to redemption value, was RMB1,096.4 million (US$169.8 million) for the second quarter of 2021, compared with RMB769.5 million for the same period of 2020 and RMB696.3 million for the first quarter of 2021.

Basic and diluted net loss per ADS were both RMB1.50 (US$0.23) for the second quarter of 2021, compared with RMB6.29 for the second quarter of 2020 and RMB0.99 for the first quarter of 2021.

Non-GAAP basic and diluted net loss per ADS were both RMB1.38 (US$0.21) for the second quarter of 2021, compared with RMB4.24 for the second quarter of 2020 and RMB0.88 for the first quarter of 2021.

Balance Sheets

As of June 30, 2021, the Company had cash and cash equivalents, restricted cash, short-term deposits, short-term investments and long-term deposits of RMB32,871.2 million (US$5,091.1 million), compared to RMB35,342.1 million as of December 31, 2020.

Business Outlook

For the third quarter of 2021, the Company expects:

•	Deliveries of vehicles to be between 21,500 and 22,500, representing a year-over-year increase of approximately 150.6% to 162.3%.

•	Total revenues to be between RMB4.8 billion and RMB5.0 billion, representing a year-over-year increase of approximately 141.2% to 151.3%.

The above outlook is based on the current market conditions and reflects the Company’s preliminary estimates of market and operating conditions, and customer demand, which are all subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on August 26, 2021 (8:00 PM Beijing/Hong Kong time on August 26, 2021).

Dial-in details for the earnings conference call are as follows:

United States: +1-833-350-1333

United Kingdom: +44-203-547-8612

International: +1-236-389-2427

Hong Kong, China: +852-3012-6671

China Mainland: 400-820-9391

Conference ID: 7286782

Participants should dial-in at least 5 minutes before the scheduled start time to be connected to the call.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.xiaopeng.com.

A replay of the conference call will be accessible approximately two hours after the conclusion of the call until September 2, 2021, by dialing the following telephone numbers:

United States: +1-800-585-8367

International: +1-416-621-4642

Replay Access Code: 7286782

About XPeng

XPeng is a leading Chinese Smart EV company that designs, develops, manufactures, and markets Smart EVs that appeal to the large and growing base of technology-savvy middle-class consumers in China. Its mission is to drive Smart EV transformation with technology and data, shaping the mobility experience of the future. In order to optimize its customers’ mobility experience, XPeng develops in-house its full-stack advanced driver-assistance system technology and in-car intelligent operating system, as well as core vehicle systems including powertrain and the electrification/electronic architecture. XPeng is headquartered in Guangzhou, China, with main offices in Beijing, Shanghai, Silicon Valley and San Diego. The Company’s Smart EVs are mainly manufactured at its plant in Zhaoqing, Guangdong province. For more information, please visit https://en.xiaopeng. com.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP measures, such as non-GAAP loss from operations, non-GAAP net loss, non-GAAP net loss attributable to ordinary shareholders, non-GAAP basic loss per weighted average number of ordinary shares and non-GAAP basic loss per ADS, in evaluating its operating results and for financial and operational decision-making purposes. By excluding the impact of share-based compensation expenses, fair value change on derivative liabilities related to the redemption right of preferred shares and/or accretion on preferred shares to redemption value, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making. The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net loss or other consolidated statements of comprehensive loss data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and non-GAAP Results” set forth at the end of this announcement.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB6.4566 to US$1.00, the exchange rate on June 30, 2021 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollars amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about XPeng’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: XPeng’s goal and strategies; XPeng’s expansion plans; XPeng’s future business development, financial condition and results of operations; the trends in, and size of, China’s EV market; XPeng’s expectations regarding demand for, and market acceptance of, its products and services; XPeng’s expectations regarding its relationships with customers, contract manufacturer, suppliers, third- party service providers, strategic partners and other stakeholders; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in XPeng’s filings with the United States Securities and Exchange Commission. All information provided in this announcement is as of the date of this announcement, and XPeng does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts:

For Investor Enquiries

IR Department

XPeng Inc.

E-mail: ir@xiaopeng.com

Jenny Cai

The Piacente Group

Tel: +1-212-481-2050 or +86-10-6508-0677

E-mail: xpeng@tpg-ir.com

For Media Enquiries

Marie Cheung

XPeng Inc.

Tel: +852-9750-5170/+86-1550-7577-546

E-mail: mariecheung@xiaopeng.com

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	31 December, 2020 (audited) RMB	As of 30 June, 2021 (unaudited) RMB	30 June, 2021 (unaudited) USD
Assets
Current assets:
Cash and cash equivalents	29,209,388	15,444,912	2,392,112
Restricted cash	2,332,145	1,147,234	177,684
Short-term deposits	979,897	13,159,653	2,038,171
Short-term investments	2,820,711	902,826	139,830
Derivative assets	105,183	3,360	520
Accounts receivable, net	1,128,892	1,649,601	255,491
Current portion of finance lease receivables, net	156,069	430,542	66,682
Inventory	1,343,025	2,121,072	328,512
Amounts due from related parties	682	3,208	497
Prepayments and other current assets	1,603,286	1,933,471	299,457

Total current assets	39,679,278	36,795,879	5,698,956

Non-current assets:
Property, plant and equipment, net	3,081,502	3,738,809	579,068
Right-of-use assets	461,184	823,011	127,468
Intangible assets, net	607,781	858,027	132,891
Land use rights, net	249,934	380,306	58,902
Finance lease receivables, net	397,467	1,031,812	159,807
Long-term deposits	—	2,216,579	343,304
Other non-current assets	228,633	406,313	62,930
Long-term investments	1,000	44,829	6,943

Total non-current assets	5,027,501	9,499,686	1,471,313

Total assets	44,706,779	46,295,565	7,170,269

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data)

	31 December, 2020 (audited) RMB	As of 30 June, 2021 (unaudited) RMB	30 June, 2021 (unaudited) USD
Liabilities
Current liabilities
Short-term borrowings	127,900	—	—
Accounts and notes payable	5,111,745	6,457,246	1,000,100
Amount due to a related party	12,062	16,595	2,570
Current portion of lease liabilities	119,565	218,189	33,793
Current portion of deferred revenue	163,617	202,326	31,336
Current portion of long-term borrowings	45,000	—	—
Accruals and other liabilities	2,256,165	2,611,787	404,514
Income taxes payable	1,209	—	—

Total current liabilities	7,837,263	9,506,143	1,472,313

Non-current liabilities
Long-term borrowings	1,645,000	1,596,000	247,189
Lease liabilities	352,501	582,533	90,223
Deferred revenue	144,767	287,213	44,484
Other non-current liabilities	297,439	2,009,599	311,247

Total non-current liabilities	2,439,707	4,475,345	693,143

Total liabilities	10,276,970	13,981,488	2,165,456

Shareholder’s equity
Class A Ordinary shares	63	67	10
Class B Ordinary shares	26	26	4
Class C Ordinary shares	12	12	2
Additional paid in capital	46,482,512	46,670,937	7,228,408
Accumulated other comprehensive loss	(730,381)	(1,053,412)	(163,153)
Accumulated deficit	(11,322,423)	(13,303,553)	(2,060,458)

Total shareholders’ equity	34,429,809	32,314,077	5,004,813

Noncontrolling interests	—	—	—

Total shareholders’ equity	34,429,809	32,314,077	5,004,813

Total liabilities and shareholders’ equity	44,706,779	46,295,565	7,170,269

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(All amounts in thousands, except for share and per share data)

		Three Months Ended
	June 30, 2020 (unaudited) RMB	March 31, 2021 (unaudited) RMB	June 30, 2021 (unaudited) RMB	June 30, 2021 (unaudited) USD
Revenues
— Vehicle sales	541,118	2,810,347	3,584,364	555,147
— Services and others	49,663	140,579	176,915	27,401

Total revenues	590,781	2,950,926	3,761,279	582,548

Cost of sales
— Vehicle sales	(571,400)	(2,525,808)	(3,191,489)	(494,299)
— Services and others	(35,624)	(95,277)	(121,210)	(18,773)

Total cost of sales	(607,024)	(2,621,085)	(3,312,699)	(513,072)

Gross (loss)/profit	(16,243)	329,841	448,580	69,476

Operating expenses
Research and development expenses	(319,796)	(535,114)	(863,524)	(133,743)
Selling, general and administrative expenses	(477,149)	(720,821)	(1,030,767)	(159,645)

Total operating expenses	(796,945)	(1,255,935)	(1,894,291)	(293,388)

Other income	34,096	22,161	2,546	394

Loss from operations	(779,092)	(903,933)	(1,443,165)	(223,518)

Interest income	10,295	135,102	150,029	23,237
Interest expense	(7,676)	(1,142)	(24,006)	(3,718)
Fair value (loss)/gain on derivative liabilities	623,410	(1,808)	77,790	12,048
Other non-operating income/(loss), net	7,021	(14,780)	44,783	6,936

Loss before income taxes	(146,042)	(786,561)	(1,194,569)	(185,015)
Income tax expenses	—	—	—	—

Net loss	(146,042)	(786,561)	(1,194,569)	(185,015)

Accretion on Preferred Shares to redemption value	(995,444)	—	—	—

Net loss attributable to ordinary shareholders of XPeng Inc.	(1,141,486)	(786,561)	(1,194,569)	(185,015)

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS) (CONTINUED)

(All amounts in thousands, except for share and per share data)

		Three Months Ended
	June 30, 2020 (unaudited) RMB	March 31, 2021 (unaudited) RMB	June 30, 2021 (unaudited) RMB	June 30, 2021 (unaudited) USD
Net loss	(146,042)	(786,561)	(1,194,569)	(185,015)
Other comprehensive loss
Foreign currency translation adjustment, net of nil tax	(3,423)	101,092	(424,123)	(65,688)
Total comprehensive loss	(149,465)	(685,469)	(1,618,692)	(250,703)

Accretion on Preferred Shares to redemption value	(995,444)	—	—	—

Comprehensive loss attributable to ordinary shareholders of XPeng Inc.	(1,144,909)	(685,469)	(1,618,692)	(250,703)

Weighted average number of ordinary shares used in computing net loss per share
Basic and diluted	362,747,375	1,586,718,206	1,592,387,877	1,592,387,877
Net loss per share attributable to ordinary shareholders
Basic and diluted	(3.15)	(0.50)	(0.75)	(0.12)
Weighted average number of ADS used in computing net loss per share
Basic and diluted	181,373,688	793,359,103	796,193,938	796,193,938
Net loss per ADS attributable to ordinary shareholders
Basic and diluted	(6.29)	(0.99)	(1.50)	(0.23)

XPENG INC.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share and per share data)

		Three Months Ended
	June 30, 2020 (unaudited) RMB	March 31, 2021 (unaudited) RMB	June 30, 2021 (unaudited) RMB	June 30, 2021 (unaudited) USD
Loss from operations	(779,092)	(903,933)	(1,443,165)	(223,518)
Share-based compensation expenses	—	90,276	98,153	15,202

Non-GAAP loss from operations	(779,092)	(813,657)	(1,345,012)	(208,316)

Net loss	(146,042)	(786,561)	(1,194,569)	(185,015)
Fair value gain of convertible redeemable preferred shares	(623,410)	—	—	—
Share-based compensation expenses	—	90,276	98,153	15,202

Non-GAAP net loss	(769,452)	(696,285)	(1,096,416)	(169,813)

Net loss attributable to ordinary shareholders	(1,141,486)	(786,561)	(1,194,569)	(185,015)
Fair value gain of convertible redeemable preferred shares	(623,410)	—	—	—
Share-based compensation expenses	—	90,276	98,153	15,202
Accretion on Preferred Shares to redemption value	995,444	—	—	—

Non-GAAP net loss attributable to ordinary shareholders of XPeng Inc.	(769,452)	(696,285)	(1,096,416)	(169,813)

Weighted average number of ordinary shares used in calculating Non-GAAP net loss per share
Basic and diluted	362,747,375	1,586,718,206	1,592,387,877	1,592,387,877
Non-GAAP net loss per ordinary share
Basic and diluted	(2.12)	(0.44)	(0.69)	(0.11)
Weighted average number of ADS used in calculating Non-GAAP net loss per share
Basic and diluted	181,373,688	793,359,103	796,193,938	796,193,938
Non-GAAP net loss per ADS
Basic and diluted	(4.24)	(0.88)	(1.38)	(0.21)